Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2010 (1)	2011 (1)

Net Income	$195	$267
Equity in earnings of unconsolidated affiliates, net of distributions	6	1
Income taxes	147	158
Capitalized interest	(3)	(3)
	345	423

Fixed charges, as defined:

Interest	315	292
Capitalized interest	3	3
Interest component of rentals charged to operating expense	12	8
Total fixed charges	330	303

Earnings, as defined	$675	$726

Ratio of earnings to fixed charges	2.05	2.40

(1)	Excluded from the computation of fixed charges for both the six months ended June 30, 2010 and 2011 is interest expense of $4 million, which is included in income tax expense.